Presentation  Iron Ore  Investor roadshow

Released : 09.08.2017 07:20

RNS Number : 4912N
Rio Tinto PLC
09 August 2017

Notice to LSE

Iron Ore  investor roadshow

9 August 2017

The Iron Ore investor roadshow presentation slides are available at www.riotinto.com/presentations.

The presentation will be given by Chris Salisbury, chief executive, Iron Ore, at investor briefings in North America from 911 August 2017.

Steve Allen	Tim Paine
Company Secretary	Joint Company Secretary

Rio Tinto plc	Rio Tinto Limited
6 St James's Square	120 Collins Street
London SW1Y 4AD	Melbourne 3000
United Kingdom	Australia

T +44 20 7781 2058	T +61 3 9283 3333
Registered in England	Registered in Australia
No. 719885	ABN 96 004 458 404

This information is provided by RNS
The company news service from the London Stock Exchange

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